GRUPO TMM COMPANY CONTACT:
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

TFM COMPANY CONTACT:
Jacinto Marina, Acting Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)

Leon Ortiz, Treasurer
011-525-55-447-5870
(lortiz@tfm.com.mx)

KCS COMPANY CONTACT:
Ronald Russ, Senior Vice President and Chief Financial Officer
816-983-1702
(ronald.g.russ@kcsr.com)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (Investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
September 11, 2002

TFM SIGNS AGREEMENT FOR NEW $250 MILLION BANK FACILITY

Facility Will Replace Current U.S. Commercial Paper Program

Mexico City, September 11, 2002 - Grupo TMM, S.A. de C.V. ("Grupo TMM") (NYSE: TMM and TMM/L) and Kansas City Southern (NYSE: KSU), owners of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), announced that TFM S.A. de C.V. ("TFM") has signed an agreement for a new bank facility in the amount of $250 million to replace the company's existing $310 million commercial paper program. The new facility consists of a two-year, $122 million commercial paper facility backed by a standby letter of credit, and a four-year, $128 million loan. The facilities are being provided by a consortium of banks led by JP Morgan Chase and Citibank, and the letter of credit is being issued by Standard Chartered Bank. Funding of both facilities will occur on September 17, 2002. The remaining portion of the current commercial paper program, $60 million, will be repaid by TFM at the funding. Through this new facility, the company will extend its debt maturity profile and reduce its leverage.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in TFM, which operates Mexico's Northeast Rail Lines and carries over 40 percent of the country's rail cargo.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is Kansas City Southern Railway. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS's rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada, and Mexico.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.